ALTAIR INTERNATIONAL CORP.

Conjunto Sierra Morena Casa D9, Tumbaco, Ecuador, Tel. (702) 605-0043

August 30, 2013

Mr. Scott Anderegg

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Altair International Corp.

Registration Statement on Form S-1

Filed July 29, 2013

File No. 333-190235

Dear Mr. Scott Anderegg:

Altair International Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated August 26, 2013 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on July 29, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Please update your financial statements in your amended filing in accordance with Rule 8-08 of Regulation S-X and provide an updated consent from your independent public accounting firm. In addition, please update your disclosure throughout your prospectus to conform, as necessary, to your updated financial information.

Our response: We have updated our financial statements in our amended filing. We have also updated our disclosure throughout our prospectus to conform to our updated financial information.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Our response: There was no communication that we, or anyone authorized to do so on our behalf, presented to potential investors. There are no any research reports about us that are published or distributed and there are no any brokers or dealers that are participating or will participate in our offering.

3. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419.” See Security Act Release No. 33-6932 (April 28, 1992).

It appears that your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide a detailed explanation as to why Rule 419 does not apply to you and this offering.

Our response: We are not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” We have a specific plan and purpose. Our business purpose is commencing operations in the field of concept architectural, interior design projects and related areas in Ecuador. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” Further, we included a statement on the cover page of the prospectus that we have no plans to engage in a merger or acquisition with another entity.

4. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act of 1933, as amended. In this regard, we note that you appear to have no or nominal operations and assets consisting of cash and nominal other assets. If you conclude that your company is a shell company, please revise your prospectus to disclose conspicuously that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Our response: We have revised our prospectus to disclose conspicuously that we are a shell company and disclosed the consequences of that status, such as the restrictions on our ability to use registration statements on Form S-8, the limitations on the ability of our security holders to use Rule 144 and the potential reduced liquidity of our securities.

Dilution, page 12

5. Please revise the disclosure in the fourth paragraph on page 13 to reflect $45,000 in gross proceeds if 75% of the shares are sold.

Our response: We have revised the disclosure in accordance with the comments of the commission.

6. In the first, second and third examples in the table on page 14, please revise the line item “Number of shares after the offering assuming…” to reflect 100%, 75%, and 50% respectively.

Our response: We have revised the disclosure in accordance with the comments of the commission.

Management’s Discussion and Analysis or Plan of Operation, page 15

7. Your disclosure in the fourth paragraph on page 16 indicates that $60,000 will only last you one year and yet elsewhere, such as on page 7, you indicate that $30,000 will allow you to “conduct [y]our proposed operations for a period of one year.” Please revise to clarify.

Our response: We have revised to clarify that even if we sell all shares in this offering and raise $60,000, according to our plan of operation it will last one year. $30,000 is the minimum amount which allows us to conduct our proposed operations for a period of one year.

8. We note you do not anticipate generating revenues until you complete your initial business development. Please clarify in your disclosure at what point in time you anticipate this will occur, whether it occurs at some point during your 12 month plan of operation or after.

Our response: We have clarified in our disclosure that during months 6-12 following completion of our offering we will be developing our marketing campaign and negotiate service agreements with potential customers. During this stage we anticipate to start earning revenue.

Plan of Operation, page 16

9. In each of the headers in this section, please revise to clarify, if true, that that the amount of time needed is reflected in months “following the close of this offering.”

Our response: We have revised each of the headers in this section in accordance with the comments of the commission.

Description of Business, page 19

10. Please revise this section to discuss the actual operations of your business, focusing on the particular means by which you will generate revenues and incur expenses. It may be helpful to provide an example of a project and provide the life cycle of the project. Provide sufficient details so that investors can evaluate your business plan. For example, will you be charging a flat fee per project or will you charge by the hour? And what is the typical fee you will charge for a small, medium and large residential project and what are the similar fees for commercial projects? How many projects do you expect to undertake in a year? What do you expect the mix will be between commercial and residential projects?

Our response: We have revised the Description of Business section to discuss the actual operations of our business.

Contracts, page 22

11. Please revise to place this Referral Agreement in greater context. For example, revise to explain the nature of the business Mr. Cevallos Mendez is engaged in such that he might have potential clients to refer.

Our response: We have revised our disclosure in accordance with the comments of the commission.

Plan of Distribution, page 26

12. We note that Mr. Homero Giovanni Penaherrera Zavala will be relying upon the safe harbor from broker-dealer registration found in Exchange Act Rule 3a-41. Please provide us with the basis for reliance upon such exemption.

Our response: Mr. Zavala is relying on the safe harbor for the exemption from being deemed a broker dealer pursuant to Exchange Act Rule 3a4-1 on the basis that as an officer and director of the Company, and therefore he is an "associated person of the issuer" as defined at Rule 3a4-1 section (c)(1)(i).

As stated as follows in the Plan of Distribution section of the Form S-1, Mr. Zavala complies with Rule 3a4-1 sections (a)(i)(1), (2), (3) and (4)(ii) and thus satisfies the rule's requirements to meet the safe harbor:

Mr. Penaherrera Zavala is not subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. Mr. Penaherrera Zavala will not be compensated in connection with his participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. Mr. Penaherrera Zavala is not, nor has he been within the past 12 months, a broker or dealer, and he is not, nor has he been within the past 12 months, an associated person of a broker or dealer.  At the end of the offering, Mr. Penaherrera Zavala will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Mr. Penaherrera Zavala will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii).

Procedure for Subscribing, page 27

13. Please file the subscription agreement referenced under this heading as an exhibit to your registration statement.

Our response: We have revised filed the subscription agreement as an exhibit to our registration statement.

State Securities – Blue Sky Laws, page 28

14. We note that you have no plans to register your common stock for resale under the blue sky laws of any state. Please tell us what consideration you gave to providing risk factor disclosure advising prospective buyers of the limited liquidity of the shares you are offering in light of your determination not to register your common stock in any state.

Our response: We have revised the Form S-1 to include the following risk factor:

YOU MAY FACE SIGNIFICANT RESTRICTIONS ON THE RESALE OF YOUR SHARES DUE TO STATE “BLUE SKY” LAWS.

Each state has its own securities laws, often called “blue sky” laws, which (1) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration, and (2) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. The applicable broker-dealer must also be registered in that state.

We do not know whether our securities will be registered or exempt from registration under the laws of any state. A determination regarding registration will be made by those broker-dealers, if any, who agree to serve as market makers for our common stock. We have not yet applied to have our securities registered in any state and will not do so until we receive expressions of interest from investors resident in specific states after they have viewed this Prospectus. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. You should therefore consider the resale market for our common stock to be limited, as you may be unable to resell your shares without the significant expense of state registration or qualification.

15. Your reference to Artec Consulting Corp. here is unclear. Similarly, your reference to products liability on page 22 is also unclear. Please revise.

Our response: We have revised our disclosure to delete these typos.

Balance Sheet, page F-2

16. In accordance with ASC 915-210-45 please report cumulative net losses with a descriptive caption such as deficit accumulated during the development stage in the shareholder equity section.

Our response: We have revised our financial statements in accordance with the comments of the commission.

Please direct any further comments or questions you may have to the company at altairinternationalcorp@gmail.com.

Thank you.

Sincerely,

/S/ Homero Giovanni Penaherrera Zavala

Homero Giovanni Penaherrera Zavala, President